UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 2, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo provides update on the denecimig Biologics License Application (BLA) in the US

•	The US Food and Drug Administration (FDA) has informed Novo that the BLA review of denecimig for the treatment of haemophilia A is still ongoing. The FDA has not communicated a new timeline for regulatory action on the BLA

•	The FDA has informed Novo that the ongoing facility remediation activities are the cause for extension of the Agency's review. The FDA has not identified any deficiencies related to the clinical efficacy or safety data submitted in the denecimig BLA

•	Novo is actively working with the FDA, addressing the Agency's requests for remediations related to the manufacturing facility. The extended FDA review time for the denecimig BLA has no impact on Novo's financial outlook for 2026 and pending regulatory decision, Novo aims to launch denecimig in the US in the first half of 2027

Bagsværd, Denmark, 02 October 2026 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has informed Novo that the BLA review of denecimig for the treatment of haemophilia A, with or without inhibitors in adults and children, is still ongoing. The FDA has not communicated a new timeline for expected regulatory action on the BLA.

Novo submitted a BLA for denecimig for the treatment of haemophilia A in adult and paediatric patients to the US FDA for review in September 2025, with an anticipated regulatory decision in the third quarter of 2026. Following this submission, the FDA performed a pre-license inspection of the manufacturing site and provided feedback. Today, the FDA has informed Novo that the ongoing facility remediation activities are the cause for extension of the Agency's review.

“Haemophilia A patients should expect more from their standard of care,” said Mike Doustdar, president and CEO of Novo. “As Novo prepares to bring denecimig to market, our ambition is to help make better care something they can count on. Novo is already in the process of addressing the FDA's requests as efficiently as possible and continuing to work closely with the Agency toward bringing denecimig to patients in the US.”

The Agency has not identified deficiencies related to the clinical efficacy or safety data of denecimig demonstrated in the FRONTIER clinical trial programme. Novo is continuing implementation of the facility remediation activities in response to the FDA's feedback and is working closely with the Agency to address the outstanding requirements. The feedback on the manufacturing site does not impact other marketed Novo products.

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 59 / 2026

The additional FDA review time does not have an impact on Novo's financial outlook for 2026. Pending regulatory decision, Novo aims to launch denecimig in the US in the first half of 2027.

About the FRONTIER trials
The FRONTIER clinical programme includes FRONTIER1-5 and investigates denecimig as a prophylactic treatment to prevent bleeding episodes across paediatric and adult populations with haemophilia A, with or without inhibitors.

FRONTIER2, FRONTIER3 and FRONTIER4 formed the basis of the denecimig Marketing Authorisation Application (MAA) submission. FRONTIER2 evaluated denecimig treatment once every month and once every week in adults and adolescents 12 years of age and older; FRONTIER3 evaluated denecimig treatment once every month and once every week in children below the age of 12; FRONTIER4 was an open-label extension trial evaluating the efficacy of denecimig once every two weeks (Q2W) as well as investigating the long-term safety of denecimig across all dosing regimens (once every month, once every two weeks, and once every week) in subjects with haemophilia A, with or without inhibitors.

About denecimig
Denecimig is a FVIIIa mimetic bispecific antibody designed with the aim to deliver once monthly, every two weeks and weekly prophylaxis for people living with haemophilia A, with or without inhibitors. Denecimig, which is administered under the skin, ‘mimics’ the role of FVIIIa by bridging factor IXa and factor X. This action mimics the cofactor function of FVIIIa, which helps restore the body’s thrombin generation capacity, helping blood to clot. On 17 September, denecimig received a positive CHMP opinion and is currently pending marketing approval from the EMA and under review by other regulatory authorities.

Novo is the global healthcare company that believes lasting health starts now. For over a century, we’ve combined leading scientific expertise with a deep understanding of people’s lives. We develop treatments and support that help millions of people make progress they can see, feel and sustain now and in the future. Every day, over 67,000 employees around the world advance our purpose to drive change for lasting health. Through our partnerships, programmes and investments, we’re working to prevent disease, expand access to treatments and reduce our environmental impact to help even more people live healthier lives. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com and follow us on Instagram, LinkedIn, TikTok, Facebook, X and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 59 / 2026

Contacts for further information

Novo Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 USMediaRelations@novonordisk.com

Novo Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com	Alex Bruce (US) +1 640 230 0276 axeu@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 59 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 2, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer